Exhibit 99.2

CERTAIN PERSONALLY IDENTIFIABLE INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF REDACTING A PORTION OF THE TEXT AND REPLACING IT WITH [***].

[English Translation]

8th Series Stock Option Allotment Agreement

In accordance with the resolutions of the special meeting of shareholders and the meeting of the class A shareholder held on August 31, 2020 and the meeting of the board of directors held on October 2, 2020 (the "Resolutions"), this Stock Option Allotment Agreement (this “Agreement”) has been entered into between MEDIROM Healthcare Technologies Inc. (the “Company”) and Kouji Eguchi (the “Grantee”) as follows:

Article 1 (Descriptions of Stock Options)

The terms and conditions of the stock options to be allotted by the Company to the Grantee in accordance with the Resolutions (the “Stock Options”) shall be as stated in Exhibit 1, "Descriptions of Grant of Stock Options", and Exhibit 2, "Terms and Conditions for Grant of Stock Options".

Article 2 (Procedure for Acquisition of Stock Options)

1.	The Company has notified the Grantee of Exhibit 1, "Descriptions of Grant of Stock Options", and Exhibit 2, "Terms and Conditions for Grant of Stock Options", and the Grantee has submitted an application form to the Company for the acceptance of the terms and conditions thereof.

2.	The Grantee shall pay the total amount for the grant stated in Exhibit 1, "Descriptions of Grant of Stock Options", within the period between October 15, 2020, the execution date hereof, and October 30, 2020 by wire transfer to the Company’s designated bank account. The Grantee shall be responsible for any wire transfer fee.

3.	Upon arrival of the wired funds in the Company’s designated bank account as stated in the preceding paragraph, the grant and acquisition of the Stock Options shall take effect.

4.	If the wire transfer stated in Paragraph 2 is not completed within the period stated therein, the Stock Options shall not be granted to the Grantee and this Agreement shall be terminated as a matter of course.

Article 3 (Restrictions on Exercise)

In addition to the items stated in the other provisions hereof and Exhibit 2, "Terms and Conditions for Grant of Stock Options", the Grantee’s exercise of the Stock Options shall be subject to the following:

(1)	Shares acquired by exercise of the Stock Options shall be maintained in a brokerage account in the name of the Grantee opened at the securities company designated by the Company.

(2)	The Grantee may exercise the Stock Options subject to the following unit requirement and other conditions:

The amount exercisable shall be 500 per unit, and for the Grantee to exercise two or more units, such number of units must be a whole number. In case where there is a fractional number of units due to the number of stock options being less than 500, such fraction shall be deemed as one (1) unit.

Article 4 (Method of Exercise)

1.	If the Grantee wishes to exercise the Stock Options, the Grantee shall submit to the Company an application for exercise in the form prescribed by the Company and wire the amount to the bank account designated by the Company within the exercise period stated in Exhibit 2, "Terms and Conditions for Grant of Stock Options" (the “Exercise Period”). The Grantee shall be responsible for any wire transfer fee.

2.	If the Grantee wishes to exercise in the manner stated in the preceding paragraph, the Grantee shall open a brokerage account in the name of the Grantee at a securities company designated by the Company.

3.	Upon confirming that the procedure stated in Paragraph 1 has been carried out, the Company shall deliver the shares to the Grantee by transferring those shares to the account in the name of the Grantee opened at the securities company in accordance with the preceding paragraph.

4.	The Grantee shall not cancel the exercise after the procedure in the preceding paragraph has been initiated.

5.	The exercise of the Stock Options shall take effect at the time when the application for exercise set forth in Paragraph 1 that meets the applicable requirements has arrived at the Company and the full amount of the funds set forth in Paragraph 1 has been transferred to the bank account designated by the Company.

6.	The Company and the Grantee mutually confirm that delivery of shares in connection with exercise of the Stock Options will be implemented to the extent not contrary to the matters, which were resolved for such delivery, set forth in Paragraph 1 of Article 238 of the Companies Act.

Article 5 (Certificate of Stock Options)

The Company shall not issue or deliver any certificate of the Stock Options to the Grantee, and the grant and allotment of the Stock Options shall be evidenced by the existence of this Agreement and the wire transfer of the full amount of the funds stated in Exhibit 1, "Descriptions of Grant of Stock Options".

Article 6 (Disqualification of Rights)

If the Grantee falls within any of the following items, irrespective of whether such event occurred during the Exercise Period set forth herein, the Grantee shall immediately forfeit all rights with respect to the Stock Options.

(1)	If the Grantee is sentenced to a term of imprisonment or a more severe criminal penalty.

(2)	If the Grantee is dismissed or terminated by disciplinary action by decision of the Company’s internal organization.

(3)	If ten (10) business days elapse after the date he or she resigns or leaves the company for his or her voluntary reasons (except for the case where the Company’s board of directors resolves not to forfeit the Stock Options)

(4)	If the Grantee assumes the role of an officer or employee of a company that competes with the Company (except for the case where the Company gives prior approval in writing)

(5)	If the Grantee dies and no inheritance procedure stated in Item (3) of Paragraph 1 of Article 7 is taken

(6)	If the Grantee violates laws, the Company’s internal rules, or this Agreement, and the Company’s board of directors resolves to forfeit the right

(7)	If the Grantee or his or her Successor (defined in Paragraph 1 of Article 7) offers to waive all or part of the Stock Options in writing prescribed by the Company, and the Company accepts the offer.

Article 7 (Inheritance)

1.	Only if the Grantee dies and the Stock Options are inherited and solely belong to one of the spouse and first-degree relatives among Grantee’s legal heirs (excluding those who fall within Item (1) of the preceding article. The same shall apply hereinafter) (the “Successor”), the Successor may exercise the Stock Options in accordance with this Agreement. In case of exercise by the Successor, the term “Grantee" herein shall be replaced with and read as "Successor". However, notwithstanding Item (2) of Article 3 and Paragraph 1 of Article 4, exercise by the Successor shall be subject to the following conditions.

(1)	The Successor shall complete the inheritance procedure prescribed by the Company within 9 months after the commencement of the inheritance and before the last day of the Exercise Period.

(2)	Notwithstanding the provision of Item (2) of Article 3, the Successor may only exercise the Stock Options in a lump sum within the Exercise Period and three months from the completion of the inheritance procedure prescribed by the Company.

2.	If the Successor dies, heirs of such Successor shall no longer be able to exercise the Stock Options.

Article 8 (Change of Contact Information, etc.)

1.	If there is any change in the last or first name, residential address, telephone number, e-mail address, and the like (hereinafter collectively referred to as "Contact Information") stated in Exhibit 1, "Descriptions of Grant of Stock Options", during the period between the execution of this Agreement and the last day of the Exercise Period, or if there is a long international or domestic trip, business trip, or the like the duration of which is more than one month (hereinafter collectively referred to as "Business Trip, Etc."), the Grantee shall promptly notify the Company of the changed Contact Information or destination of the Business Trip, etc. (“Trip Destination”)

2.	If the Grantee fails to provide the notification set forth in the preceding paragraph, the Company may provide necessary matters to Grantee’s former Contact Information (or Trip Destination in the case Business Trip, Etc., that has been reported. The same applies hereinafter.), and the Company shall not be liable for any damages incurred to the Grantee in that case.

Article 9 (Prohibition of Disposition of Rights)

1.	The Grantee and the Successor may not transfer, create a security interest in or pledge, or dispose of in any manner the Stock Options to any third party.

Article 10 (Method of Manifestation of Intent and Notice)

1.	Manifestation of intent and notice by the Company to the Grantee ("Notice, Etc.") shall be made in any manner prescribed by the Company, and the Grantee acknowledges such fact.

2.	Notice, Etc. shall be given to the Contact Information of the Grantee, and in principle, such Notice, Etc. shall become effective on the date MEIDROM dispatched such Notice, Etc..

Article 11 (Handling of Personal Information)

1.	The Company may use Grantee’s personal information acquired from the Grantee to prepare and manage the register of the Stock Options stipulated in the Companies Act, to produce documents and reports prepared in accordance with relevant laws and regulations, and perform all matters related to the management and administrative processing of the Stock Options, including administrative procedures related to exercises by the Grantee (hereinafter collectively referred to as the "Relevant Administrative Process").

2.	The Grantee agrees in advance that the Relevant Administrative Process may be outsourced to securities companies, transfer agents, and the like (hereinafter collectively referred to as the "Contractors"), that Grantee’s personal information held by the Company may be provided to the Contractors for the purpose of Contractors’ performing the Relevant Administrative Process, and that the Contractors may use such information.

Article 12 (Establishment of Detailed Rules)

1.	To establish a detailed practice concerning this Agreement, the Company may establish “Detailed Rules on Stock Option Allotment Agreement” (the “Rules”) as internal rules of the Company and may amend or abolish them.

2.	If the Company establishes, amends, or abolishes the Rules, the Company shall promptly notify the Grantee thereof.

3.	The notification set forth in the preceding paragraph shall be made to the Contact Information of the Grantee.

4.	The Grantee may peruse the Rules and the Company shall cooperate accordingly.

Article 13 (Amendment to the Agreement)

1.	If the Company considers any of the provisions of this Agreement as illegal or inappropriate due to any amendment to relevant laws or regulations, the Company shall notify the Grantee and may amend or abolish any articles as required by following the procedures specified in the following paragraphs.

2.	The amendment or abolition under the preceding paragraph may be made by consent of the Company and the Grantee, and by a resolution of the Company’s board of directors.

3.	After the amendment and abolition procedure set forth in the preceding paragraph, the Company and the Grantee shall promptly execute an amendment agreement.

Article 14 (Tax Processing)

The Grantee shall pay, at his or her own expense and responsibility, income tax and any other taxes and duties imposed in connection with the allotment of the Stock Options, exercise, and sale of shares of the Company acquired upon exercise.

Article 15 (Confidentiality)

1.	The Company and the Grantee shall not disclose the fact of the execution of this Agreement, the contents of this Agreement, or any confidential matters of the other party that have been acquired in connection with this Agreement ("Confidential Information") without the other party's written consent.

2.	The Company and the Grantee shall not disclose or divulge the Confidential Information to any person other than their own officers and employees who need to know such confidential matters to perform this Agreement ("Employees") and shall cause the Employees to enter into confidentiality obligations equivalent to the provisions hereof during the period of their office and employment and even after they leave.

3.	The Company and the Grantee shall cause any third parties involved in performance of this Agreement to enter into confidentiality obligations equivalent to the provisions in Paragraph 1 and the preceding paragraph.

4.	Business information that falls within one of the following categories shall not be included in the Confidential Information as defined in Paragraph 1.

(1)	Information held prior to being provided by the other party;

(2)	Information that has entered the public domain for reasons not attributable to oneself;

(3)	Information legitimately obtained from a third party;

(4)	Information that was publicly known before it was provided by the other party; and

(5)	Information developed independently by the party receiving information.

5.	If the Company or the Grantee is requested to disclose Confidential Information by a competent authority, securities exchange or laws and regulations, and cannot reject such request in a lawful and reasonable manner, the provision in Paragraph 1 shall not apply. If permitted by law, the party requested to do so shall notify the other party in writing of that to the extent permitted, as soon as possible after becoming aware of the possibility of such disclosure. The timing, scope, and manner of disclosure shall be discussed with the other party, and the party may only make disclosure in the above circumstances only if it takes requests of the other party into consideration.

Article 16 (Governing Law, Jurisdiction)

This Agreement shall be governed by the laws of Japan, and the Tokyo District Court shall have exclusive jurisdiction of the first instance over all disputes arising out of or in connection with this Agreement.

Article 17 (Matters Not Stipulated)

The Company and the Grantee shall consult with each other in good faith with respect to matters not stipulated in this Agreement and the Rules, and settle those matters amicably, and the Grantee shall respect the Company’s decision.

IN WITNESS WHEREOF, two copies of this Agreement have been prepared, and after affixing its name and seal of the Company and the Grantee, each party retains one copy.

October 15, 2020

Company:

MEDIROM Healthcare Technologies Inc.

2-3-1 Daiba, Minato-ku, Tokyo

Kouji Eguchi, CEO

Grantee:

Kouji Eguchi

[***]

Exhibit 1, "Descriptions of Grant of Stock Options"

Address of Grantee:	[***]
Name of Grantee:	Kouji Eguchi
Phone Number：	[***]
Email Address:	[***]

Number of Options Granted：	150,000

Grant Price：	JPY 1 per option

Total Grant Amount：	JPY 150,000

Payment Term：	From October 15, 2020, to October 30, 2020

Company’s Designated Bank Account：	[***]

Exhibit 2 "Terms and Conditions for Grant of Stock Options"

Terms of 8th Series Stock Options

I. Method of allotment of stock options and persons to be allotted

The Stock Options will be allotted to Kouji Eguchi, CEO of the Company.

II. Descriptions and the maximum of the number of the Stock Options determinable in accordance with the resolution of the meeting of shareholders

1. Number of Stock Options

150,000

2. Consideration for Stock Options

The issue price per stock option shall be JPY 1. Such amount was obtained from the option pricing of a third-party valuation firm using the Black-Scholes model, which is a general option pricing calculation model.

3. Grant Date

October 30, 2020

4. Description of Stock Options

(1)    Class and number or method for calculating the number of shares to be issued upon the exercise of stock options 150,000 shares of the Company’s common stock. One (1) share will be issued for each stock option.

If the Company conducts a stock split or reverse stock split, the number of shares to be issued per stock option shall be adjusted in accordance with the following formula, provided that such adjustment shall be made to the number of shares of the stock options unexercised at the time of such adjustment, and any fraction of less than one share arising as a result of such adjustment shall be rounded down:

Number of shares after adjustment = Number of shares before adjustment X Ratio of split or reverse split

Additionally, in the event that the Company conducts a merger, share exchange, or share transfer (collectively, “Merger, Etc.”), gratis allotment of shares, or that there is any necessity to otherwise adjust the number of shares, the number of shares may be adjusted to a reasonable extent after considering the conditions of the Merger, Etc. or gratis allotment of shares.

(2)    Value of assets to be contributed upon the exercise of the Stock Options

The value of assets to be contributed upon the exercise of the stock options shall be the amount to be paid-in per share upon the exercise of the stock options (the “Exercise Price”) multiplied by the number of shares to be issued upon the exercise of each stock option, and the Exercise Price shall be JPY 2,000. If the Company conducts stock split or reverse stock split, the foregoing Exercise Price shall be adjusted in accordance with the following formula based on the ratio of the stock split or reverse stock split, and any fraction less than one (1) Japanese yen arising as a result of such adjustment shall be rounded up:

Exercise Price after adjustment = Exercise Price before adjustment X	1
Ratio of split or reverse split

If the Company will be issuing new common stock or disposing of treasury shares (excluding the sale of treasury shares or the conversion or exercise of securities that will or can be converted into the Company’s common stock, or stock options for the issuance of the Company’s common stock (including those attached to convertible bonds) pursuant to the provisions of Article 194 (which is the provision concerning demand for sale of less than one unit of shares made by a holder holding less than one unit of shares) of the Companies Act) at a price below the Exercise Price set forth in this paragraph (provided that if the adjustment under this paragraph has already been made, the amount after the adjustment shall apply; same shall apply hereinafter in this paragraph), the foregoing Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) Japanese yen arising as a result of such adjustment shall be rounded up:

Exercise Price after adjustment =

Number of shares already issued X Exercise Price before adjustment + Number of shares newly issued X Amount paid in per share
Number of shares already issued+Number of shares newly issued

“Number of shares already issued” in the formula above shall be the total number of issued shares of the Company’s common stock less the treasury shares of the Company’s common stock, and if the treasury shares of the Company’s common stock will be disposed of, “Number of shares newly issued” shall be replaced with “Number of treasury shares to be disposed”. In addition, in the event that the Company conducts a Merger, Etc., gratis allotment of shares, or there is any necessity to otherwise adjust the foregoing Exercise Price, the Exercise Price may be adjusted to a reasonable extent after considering conditions of the Merger, Etc. or gratis allotment of shares.

(3) Exercisable period

The exercise period shall be from October 1, 2021 to September 30, 2026. If the start date of the exercise period falls on a holiday of the Company, the start date shall be the next business day, and if the end date of the exercise period falls on a holiday of the Company, the end date shall be the previous business day.

(4) Matters regarding registered paid-in capital and capital reserve in case of issuance of shares upon exercise of stock options

The amount of registered paid-in capital to be increased in the event of the issuance of shares upon the exercise of the stock options shall be the maximum amount of increase in paid-in capital, etc. calculated in accordance with Article 17 of the Corporate Calculation Regulations multiplied by 0.5, with any fraction of less than one (1) Japanese yen resulting from the calculation being rounded up to the nearest one (1) Japanese yen. The amount of capital reserve to be increased shall be the amount obtained by subtracting the amount of stated capital to be increased from the maximum amount of increase in paid-in capital, etc.

(5) No Assignment, Inheritance, Pledge, or Deposit

The stock options may not be assigned or transferred to any other person, whether with or without consideration, or by gift inheritance, seizure or any other legal procedure. The establishment of a security interest in the stock options and the establishment, management or exercise of the rights to others through trusts or other methods shall not be permitted. In the event of any transfer, creation of security interest or deposit without the approval of the board of directors, such stock options shall be extinguished in accordance with Article 287 of the Companies Act.

(6) Conditions for the exercise of stock options

(i)	The stock option holder(s) must be a director, corporate auditor, or employee of the Company or its related company at the time the option is exercised. However, this shall not apply to directors and corporate auditors who retire due to expiration of their terms of office, and employees who retire due to mandatory retirement age or company reasons (except in the case of dismissal or termination by disciplinary action). The foregoing shall not apply in cases where the Company’s board of directors determines that there is good cause.
(ii)	If the Company adopts a share unit system by amending its Articles of Incorporation, a stock option cannot be exercised for the amount less than one unit.
(iii)	Other conditions for exercise shall be as set forth in the "Stock Option Allotment Agreement" to be executed between the Company and the holders of stock options in accordance with the resolutions of the meetings of shareholders and the board of directors.

(7) Reasons for which the Company can acquire stock options and the conditions for such acquisition

(i)	If a stock option holder no longer meets conditions for exercise of stock options set forth in Item (6), “Conditions for the exercise of stock options”, the Company may acquire such stock options at no cost.
(ii)	If a proposal for the approval of a merger agreement under which the Company will be dissolved is approved at the Company’s general meeting of shareholders or a proposal for the approval of a share exchange agreement or share transfer plan under which the Company will become a wholly-owned subsidiary is approved at the Company’s general meeting of shareholders, the Company may acquire such stock options at no cost.

(8) Handling of stock options in the event of organizational restructuring

In the event that the Company conducts organizational restructuring and stipulates, in a statutory contract, plan, or the like prepared for such restructuring, that stock options of a joint-stock corporation stated in the following items will be delivered, stock options of such joint-stock corporation set forth in the following items shall be delivered in accordance with the ratio of such reorganization.

(i)	Merger (limited to case where the Company is to be dissolved)

Joint-stock corporation surviving after the merger or the joint-stock corporation to be established as a result of the merger

(ii)	Absorption-type demerger

Joint-stock corporation that succeeds all or part of the rights and obligations held by a joint-stock corporation to be demerged in an absorption-type demerger.

(iii)	Incorporation-type demerger

Newly established joint-stock corporation in incorporation-type demerger

(iv)	Share exchange

Joint-stock corporation that acquires all of the issued shares of a joint-stock corporation that conducts a share exchange.

(v)	Share transfer

Joint-stock corporation to be incorporated through a share transfer

(9) Round down of fractions arising upon exercise of stock options

Any fraction of less than one share in the number of shares to be issued to holders of stock options who exercised their options shall be rounded down.

(10) Other matters concerning stock options

Any other matters concerning the stock options shall be determined, together with other terms, by a meeting of the board of directors.